Independent Accountant's Report


To the Board of Trustees
Whitehall Funds Trust

We have examined management's assertion about Whitehall
Funds Trust's (comprising, respectively, the Whitehall Income Fund, the Whitehall Growth Fund, the Whitehall Money
Market Fund and the Whitehall Growth and Income Fund) (the "Company") compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of March 31, 2001, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2001, and with respect to agreement of security and similar investments purchases and sales, for the period from November 30, 2000 (the date of last examination) through March 31, 2001 :

       Count and inspection of all securities and similar investments located in the vault of IBJ Whitehall Bank &
  Trust Company in New York, without prior notice to management;

       Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Bank of New
  York);

       Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and of IBJ Whitehall Bank & Trust Company;

       Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with of IBJ Whitehall Bank & Trust Company's records;

       Agreement of five security and/or investment purchases and five security and/or investment sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Whitehall Funds Trust was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2001, with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Whitehall Funds Trust and the Securities and Exchange Commission and should not be used for any other purpose.



               ERNST & YOUNG LLP


May 10, 2001

          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549
           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811- 8738            05/10/01

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement: Whitehall Funds Trust

4. Address of principal executive office: (number, street, city, state, zip code) 400 Computer Drive, Westboro, MA 01581

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of IBJ Whitehall Bank &
Trust Company, custodian and investment advisor for Whitehall Funds Trust (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2001, with respect to securities and similar investments reflected in the investment account of the Company.


By:
          /s/Joseph E. Breslin
          Joseph E. Breslin, President
          Whitehall Funds Trust
          Senior Vice President
          IBJ Whitehall Bank & Trust